SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549





                                 FORM 11-K



(Mark One)

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the three months ended April 1, 1997.

[_] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to _________.



Commission File Number  001-10783
---------------------------------



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    FISHER-PRICE, INC. MATCHING SAVINGS PLAN
                                636 GIRARD AVENUE
                           EAST AURORA, NEW YORK 14052



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               MATTEL, INC.
                        333 CONTINENTAL BOULEVARD
                    EL SEGUNDO, CALIFORNIA  90245-5012

[Price Waterhouse LLP letterhead]


                     Report of Independent Accountants
                     ---------------------------------



July 25, 1997


To the Participants and Plan Administrator of the Fisher-Price, Inc. Matching Savings Plan


In our opinion, the accompanying statements of net assets available for plan benefits with fund information and the related statements of changes in net assets available for plan benefits with fund information present fairly, in all material respects, the net assets available for plan benefits of the Fisher-Price, Inc. Matching Savings Plan at April 1, 1997 and December 31, 1996, and the changes in net assets available for plan benefits for the periods then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at April 1, 1997 and reportable transactions for the period from January 1, 1997 through April 1, 1997 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are additional information required by ERISA. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Price Waterhouse LLP
------------------------


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
AT APRIL 1, 1997
--------------------------------------------------------------------------

                                                                    Fund Information
                                        ------------------------------------------------------------------------
                                                                                       Growth &       Managed
                                                                                        Income        Income
                                        Mattel, Inc.   Diversified      Magellan      Portfolio     Portfolio II
                                         Stock Fund        Fund           Fund           Fund           Fund
                                        ------------   ------------   ------------   ------------   ------------
Assets
  Investments at fair market value:
    Shares of Fidelity Investments,
    registered investment company:
      Fidelity Magellan Fund            $          -   $          -   $          -   $          -   $          -
      Fidelity Growth & Income
        Portfolio                                  -              -              -              -              -

    Units of Fidelity Management
    Trust Company:
      Fidelity Managed Income
        Portfolio II                               -              -              -              -              -

    Short-term investments                         -              -              -              -              -
    Common stock                                   -              -              -              -              -
                                        ------------   ------------   ------------   ------------   ------------
        Total investments                          -              -              -              -              -

  Participant loans receivable
  Receivables:
    Accrued interest and
      dividends                                    -              -              -              -              -
    Other                                          -              -              -              -              -
                                        ------------   ------------   ------------   ------------   ------------
                                                   -              -              -              -              -
                                        ------------   ------------   ------------   ------------   ------------
        Total assets                               -              -              -              -              -
                                        ------------   ------------   ------------   ------------   ------------

Liabilities
  Due to brokers for securities
    purchased                                      -              -              -              -              -
                                        ------------   ------------   ------------   ------------   ------------
        Total liabilities                          -              -              -              -              -
                                        ------------   ------------   ------------   ------------   ------------
Net assets available for
  plan benefits                         $          -   $          -   $          -   $          -   $          -
                                        ============   ============   ============   ============   ============


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
AT APRIL 1, 1997
--------------------------------------------------------------------------


                                        Participant
                                            Loans         Total
                                        ------------   ------------
Assets
  Investments at fair market value:
    Shares of Fidelity Investments,
    registered investment company:
      Fidelity Magellan Fund            $          -   $          -
      Fidelity Growth & Income
        Portfolio                                  -              -

    Units of Fidelity Management
    Trust Company:
      Fidelity Managed Income
        Portfolio II                               -              -

    Short-term investments                         -              -
    Common stock                                   -              -
                                        ------------   ------------
        Total investments                          -              -

  Participant loans receivable                     -              -
  Receivables:
    Accrued interest and
      dividends                                    -              -
    Other                                          -              -
                                        ------------   ------------
                                                   -              -
                                        ------------   ------------
        Total assets                               -              -
                                        ------------   ------------

Liabilities
  Due to brokers for securities
    purchased                                      -              -
                                        ------------   ------------
        Total liabilities                          -              -
                                        ------------   ------------
Net assets available for
  plan benefits                         $          -   $          -
                                        ============   ============


                          The accompanying notes are an integral part of these financial statements.



FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
AT DECEMBER 31, 1996
--------------------------------------------------------------------------

                                                                    Fund Information
                                        ------------------------------------------------------------------------
                                                                                       Growth &       Managed
                                                                                        Income        Income
                                        Mattel, Inc.   Diversified      Magellan      Portfolio     Portfolio II
                                         Stock Fund        Fund           Fund           Fund           Fund
                                        ------------   ------------   ------------   ------------   ------------
Assets
  Investments at fair market value:
    Shares of Fidelity Investments,
    registered investment company:
      Fidelity Magellan Fund                                          $ 13,294,726
      Fidelity Growth & Income
        Portfolio                                                                    $ 18,238,493

    Units of Fidelity Management
    Trust Company:
      Fidelity Managed Income
        Portfolio II                                                                                $ 32,985,465

    Short-term investments              $    296,976   $  3,673,887
    Common stock                          25,288,437     50,741,729
                                        ------------   ------------   ------------   ------------   ------------
        Total investments                 25,585,413     54,415,616     13,294,726     18,238,493     32,985,465

  Participant loans receivable
  Receivables:
    Accrued interest and
      dividends                               55,001         90,472
    Other                                    100,000          6,500
                                        ------------   ------------   ------------   ------------   ------------
                                             155,001         96,972              -              -              -
                                        ------------   ------------   ------------   ------------   ------------
        Total assets                      25,740,414     54,512,588     13,294,726     18,238,493     32,985,465
                                        ------------   ------------   ------------   ------------   ------------

Liabilities
  Due to brokers for securities
    purchased                                 98,402        138,344
                                        ------------   ------------   ------------   ------------   ------------
        Total liabilities                     98,402        138,344              -              -              -
                                        ------------   ------------   ------------   ------------   ------------
Net assets available for
  plan benefits                         $ 25,642,012   $ 54,374,244   $ 13,294,726   $ 18,238,493   $ 32,985,465
                                        ============   ============   ============   ============   ============

FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
AT DECEMBER 31, 1996
--------------------------------------------------------------------------


                                        Participant
                                            Loans         Total
                                        ------------   ------------
Assets
  Investments at fair market value:
    Shares of Fidelity Investments,
    registered investment company:
      Fidelity Magellan Fund                           $ 13,294,726
      Fidelity Growth & Income
        Portfolio                                        18,238,493

    Units of Fidelity Management
    Trust Company:
      Fidelity Managed Income
        Portfolio II                                     32,985,465

    Short-term investments                                3,970,863
    Common stock                                         76,030,166
                                        ------------   ------------
        Total investments                          -    144,519,713

  Participant loans receivable          $  2,745,667      2,745,667
  Receivables:
    Accrued interest and
      dividends                                             145,473
    Other                                                   106,500
                                        ------------   ------------
                                                   -        251,973
                                        ------------   ------------
        Total assets                       2,745,667    147,517,353
                                        ------------   ------------

Liabilities
  Due to brokers for securities
    purchased                                               236,746
                                        ------------   ------------
        Total liabilities                          -        236,746
                                        ------------   ------------
Net assets available for
  plan benefits                         $  2,745,667   $147,280,607
                                        ============   ============


                          The accompanying notes are an integral part of these financial statements.

                                                               3


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
INFORMATION, FOR THE PERIOD FROM JANUARY 1, 1997 THROUGH APRIL 1, 1997
-------------------------------------------------------------------------

                                                                  Fund Information
                                        ------------------------------------------------------------------------
                                                                                      Growth &        Managed
                                                                                       Income         Income
                                        Mattel, Inc.   Diversified      Magellan      Portfolio     Portfolio II
                                         Stock Fund        Fund           Fund           Fund           Fund
                                        ------------   ------------   ------------   ------------   ------------
Net assets available for plan
  benefits at beginning of period       $ 25,642,012   $ 54,374,244   $ 13,294,726   $ 18,238,493   $ 32,985,465

Additions to net assets attributed to:
  Investment income:
    Interest                                   4,370         60,682              -              -              -
    Dividends                                 54,929        215,961              -         54,367        472,227
    Net appreciation (depreciation)
      in fair value of assets             (3,425,948)     1,985,768        (19,553)       215,521              -
  Contributions:
    Employer                                  94,638         97,763        144,509        160,137         74,442
    Employee                                 142,436        176,659        220,645        254,404        102,743
                                        ------------   ------------   ------------   ------------   ------------
       Total additions                    (3,129,575)     2,536,833        345,601        684,429        649,412
                                        ------------   ------------   ------------   ------------   ------------
Deductions from net assets attributed
  to benefit payments                       (952,691)    (2,779,845)      (604,380)    (1,467,830)    (1,924,889)

Interfund transfers                          561,693      1,177,500     (1,068,520)      (562,539)      (417,495)
                                        ------------   ------------   ------------   ------------   ------------
Balance before transfer of assets         22,121,439     55,308,732     11,967,427     16,892,553     31,292,493
                                        ------------   ------------   ------------   ------------   ------------
Transferred assets                       (22,121,439)   (55,308,732)   (11,967,427)   (16,892,553)   (31,292,493)
                                        ------------   ------------   ------------   ------------   ------------
Net assets available for plan
  benefits at end of period             $          -   $          -   $          -   $          -   $          -
                                        ============   ============   ============   ============   ============




FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
INFORMATION, FOR THE PERIOD FROM JANUARY 1, 1997 THROUGH APRIL 1, 1997
-------------------------------------------------------------------------


                                        Participant
                                            Loans         Total
                                        ------------   ------------
Net assets available for plan
  benefits at beginning of period       $  2,745,667   $147,280,607

Additions to net assets attributed to:
  Investment income:
    Interest                                  59,672        124,724
    Dividends                                      -        797,484
    Net appreciation (depreciation)
      in fair value of assets                      -     (1,244,212)
  Contributions:
    Employer                                       -        571,489
    Employee                                       -        896,887
                                        ------------   ------------
       Total additions                        59,672      1,146,372
                                        ------------   ------------
Deductions from net assets attributed
  to benefit payments                        (39,749)    (7,769,384)

Interfund transfers                          309,361              -
                                        ------------   ------------
Balance before transfer of assets          3,074,951    140,657,595
                                        ------------   ------------
Transferred assets                        (3,074,951)  (140,657,595)
                                        ------------   ------------
Net assets available for plan
  benefits at end of period             $          -   $          -
                                        ============   ============


                          The accompanying notes are an integral part of these financial statements.


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------

                                                                  Fund Information
                                        ------------------------------------------------------------------------
                                                                                      Growth &        Managed
                                                                                       Income         Income
                                        Mattel, Inc.   Diversified      Magellan      Portfolio     Portfolio II
                                         Stock Fund        Fund           Fund           Fund           Fund
                                        ------------   ------------   ------------   ------------   ------------
Additions to net assets attributed to:
  Investment income:
    Interest                            $     19,658   $    196,561   $          -   $          -   $          -
    Dividends                                231,390        876,003      2,172,973        865,994      2,027,150
    Net appreciation (depreciation)
      in fair value of assets              3,229,262     10,057,981       (668,614)     1,996,728              -
  Contributions:
    Employer                                 290,581        168,985        525,132        451,267        224,272
    Employee                                 669,521        510,466      1,267,064      1,116,887        466,538
                                        ------------   ------------   ------------   ------------   ------------
       Total additions                     4,440,412     11,809,996      3,296,555      4,430,876      2,717,960
                                        ------------   ------------   ------------   ------------   ------------
Deductions from net assets attributed
  to:
  Benefit payments                         1,684,704      2,568,750        748,590      1,054,518      4,118,656
                                        ------------   ------------   ------------   ------------   ------------
       Total deductions                    1,684,704      2,568,750        748,590      1,054,518      4,118,656
                                        ------------   ------------   ------------   ------------   ------------

Net increase (decrease) prior to
  interfund transfers                      2,755,708      9,241,246      2,547,965      3,376,358     (1,400,696)
Interfund transfers                       (1,833,368)     3,726,257     (2,624,486)     2,729,554     (2,422,223)
                                        ------------   ------------   ------------   ------------   ------------
    Net increase (decrease)                  922,340     12,967,503        (76,521)     6,105,912     (3,822,919)
                                        ------------   ------------   ------------   ------------   ------------
Net assets available for plan
  benefits:
  Beginning of year                       24,719,672     41,406,741     13,371,247     12,132,581     36,808,384
                                        ------------   ------------   ------------   ------------   ------------
  End of year                           $ 25,642,012   $ 54,374,244   $ 13,294,726   $ 18,238,493   $ 32,985,465
                                        ============   ============   ============   ============   ============


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------


                                        Participant
                                            Loans         Total
                                        ------------   ------------
Additions to net assets attributed to:
  Investment income:
    Interest                            $    221,130   $    437,349
    Dividends                                      -      6,173,510
    Net appreciation (depreciation)
      in fair value of assets                      -     14,615,357
  Contributions:
    Employer                                       -      1,660,237
    Employee                                       -      4,030,476
                                        ------------   ------------
       Total additions                       221,130     26,916,929
                                        ------------   ------------
Deductions from net assets attributed
  to:
  Benefit payments                           324,249     10,499,467
                                        ------------   ------------
       Total deductions                      324,249     10,499,467
                                        ------------   ------------

Net increase (decrease) prior to
  interfund transfers                       (103,119)    16,417,462
Interfund transfers                          424,266              -
                                        ------------   ------------
    Net increase (decrease)                  321,147     16,417,462
                                        ------------   ------------
Net assets available for plan
  benefits:
  Beginning of year                        2,424,520    130,863,145
                                        ------------   ------------
  End of year                           $  2,745,667   $147,280,607
                                        ============   ============


                          The accompanying notes are an integral part of these financial statements.

FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

NOTES TO FINANCIAL STATEMENTS
-----------------------------


1.   DESCRIPTION OF PLAN

     The Fisher-Price, Inc. Matching Savings Plan (the Plan), was established January 1, 1992 as a defined contribution plan to cover all eligible employees of Fisher-Price, Inc. (the Company). In accordance with the Plan agreement, eligibility is defined as a common law employee with at least six months of service and an age of twenty and one-half years or older. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     On April 1, 1997, the Plan was merged and all assets transferred to the Mattel, Inc. Personal Investment Plan. As a result of the merger, the Plan will no longer be required to file Form 5500 or an annual report on Form 11-K or any reports under the Securities Act of 1934, subsequent to this filing.

     Participants could elect to make voluntary contributions of 1% to 10% of their annual compensation subject to certain limitations. The Company matched 100% of the first $300 of a participant's contribution, 75% of the next $200 contributed and 40% of contributions over $500 up to a maximum of 6% of annual compensation. Additionally, the Board of Directors of Mattel could authorize an additional "discretionary" contribution of up to 50% of the participant's contribution, limited to 6% of his or her annual compensation. There were no discretionary contributions for the period from January 1, 1997 through April 1, 1997, or for the 1996 Plan year. Participants were immediately vested in their voluntary contributions, the Company's contributions, and their share of actual earnings.


     INVESTMENT PROGRAMS

     The Plan allowed participants to direct their contributions, in 1% increments, to any combination of five investment accounts. All investment accounts were maintained by Fidelity Management Trust Company (FMTC). The investment options are as follows:

     - MATTEL, INC. STOCK FUND

       The underlying assets of the Mattel, Inc. Stcok Fund consisted of Mattel, Inc. common stock, which is listed on the New York Stock Exchange (Symbol: MAT) and a money market type fund to provide daily liquidity. The Mattel, Inc. Stock Fund was unitized by FMTC (the Trustee) and shares of the fund are reflected as units. The unitization allowed participants to transfer monies into and out of the fund on any business day and also provides FMTC with additional flexibility to manage the fund. At December 31, 1996, participants had 1,477,926 units with a net asset value of $17.35 per unit.
       Shares of Mattel, Inc. common stock held by the fund at December 31, 1996 were 911,295 with a fair market value of $25,288,437.

     - DIVERSIFIED FUND

       This fund is invested principally in large capitalization U.S. equities, U.S. Treasury fixed income securities and high grade money market instruments. The equities portion of the fund were diversified among a variety of economic sectors and industries. Similar to the Mattel, Inc. Stock Fund, this fund was a unitized fund, such that the shares in the fund were stated in units and a short-term investment fund provided liquidity. At December 31, 1996, participants had 2,980,554 units with a net asset value of $18.243 per unit.
       Shares of Mattel, Inc. common stock held by the fund at December 31, 1996 were 11,000 with a fair market value of $305,250.

     - FIDELITY MAGELLAN FUND

       This fund is invested primarily in common stock and securities convertible to common stock issued by domestic and foreign companies offering long-term capital growth.

     - FIDELITY GROWTH & INCOME PORTFOLIO FUND

       This fund is invested in any combination of common stock, securities convertible to common stock, preferred stock and fixed income securities of domestic and foreign companies offering growth of earnings potential while paying current dividends.

     - FIDELITY MANAGED INCOME PORTFOLIO II FUND

       This fund is invested primarily in guaranteed investment contracts issued by insurance companies and commercial banks and other similar types of fixed principal investments.

     - PARTICIPANT LOANS

       Participant loans consisted of amounts borrowed by participants less principal repayments. Participants could borrow from their accounts from a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-4 years or up to 15 years for the purchase of a primary residence. The loans were secured by the balance in the participant's account and bore interest at the prime rate plus 1%. The interest rate was set for the duration of the loan. As of December 31, 1996, interest rates on loans outstanding ranged from 7% to 10%. Principal and interest were paid ratably through payroll deductions. In addition, funds could be withdrawn by participants prior to retirement under limited circumstances, subject to restrictions as defined by the Plan.

     Income earned by each fund, including realized and unrealized gains and losses on investments, was allocated to participants' accounts based on their pro-rata share of contributions and income earned thereon. At December 31, 1996 there were 2,986 participants in the Plan. The Plan provided participants the flexibility to reallocate their account balances among the investment options at various times throughout the year as stipulated in the Plan agreement.

     WITHDRAWALS, DISTRIBUTIONS AND LOANS

     A participant undergoing certain types of financial hardship, as defined by the Plan, could request the Plan administrator to distribute all or a portion of his or her account. Such distributions could be granted by the Plan administrator if the participant met certain criteria defined by the Plan.

     If a participant died, was permanently disabled or attained normal retirement age, distributions under the Plan could commence immediately. If a participant's account balance was less than $3,500 upon termination, the participant's interest in the Plan was distributed in the form of a lump sum payment. If the amount in a participant's account exceeded $3,500, benefit payments were delayed until a participant died, was permanently disabled or attained normal retirement age; however, a participant could request in writing to receive his or her benefits at any time after employment terminates. The Plan provided certain elections for participants under which distributions from the Plan could be deferred.

     Additionally, an active participant could elect to borrow from the accumulated amount of assets in his or her account. All loans were subject to the review and approval of the Plan administrator. Terms and conditions of loans are discussed in the Plan agreement.

     ADMINISTRATION

     The Plan was administered by the Company.  The Company selected
     Fidelity Management Trust Company to be the Trustee of the Plan. The Trustee was responsible for maintaining the assets of the Plan and
     reporting on the earnings and assets of the Plan.   In addition, the
     Company selected Institutional Capital Corporation (ICAP) as the investment manager for the Diversified Fund. ICAP manages the fund using defined investment objectives and guidelines established by the Plan's Investment Committee. All administrative expenses, excluding broker commissions paid for the purchase and sale of securities for the Mattel, Inc. Stock Fund and the Diversified Fund, were paid by the Company.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements are prepared using the accrual basis of accounting.


     INVESTMENTS

     Investments are reflected at current market value as measured by quoted market prices in an active market or as determined in good faith by the Trustee. Net realized gains or losses on the disposition of investments and investment income are also determined by the Trustee. The unrealized appreciation (depreciation) of investments is determined from information provided by the Trustee.


     PAYMENT OF BENEFITS

     Benefits are recorded when paid.


3.   FEDERAL INCOME TAXES

     The Internal Revenue Service has determined and informed the Company by letter dated June 29, 1995 that the Plan, as restated and amended in 1994, constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (IRC). The applicable provisions of the IRC exempt the Plan from federal income taxes. Accordingly, no provision for income taxes has been recorded on the Plan's financial statements.

FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           AT APRIL 1, 1997
----------------------------------------------------------

There were no assets held for investment purposes at April 1, 1997.


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

ITEM 27d - SCHEDULE OF TRANSACTIONS FOR THE PERIOD FROM
           JANUARY 1, 1997 THROUGH APRIL 1, 1997 (1)
------------------------------------------------------------------

    Identity of        Description      Purchase
  Party Involved         of Asset         Price     Transaction(s)
--------------------   ------------    -----------  --------------
Series of Transactions:

Fidelity Investments   Managed         $ 3,318,419              55
                       Income                    -               -
                       Portfolio
                       II

Fidelity Mgmt.         Bankers Trust    11,419,427              32
  Trust Co.            Co. STIF                  -               -



FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

ITEM 27d - SCHEDULE OF TRANSACTIONS FOR THE PERIOD FROM
           JANUARY 1, 1997 THROUGH APRIL 1, 1997 (1)
------------------------------------------------------------------

                                                                                                 Current
                                                                      Expense                    Value of
                                                                      Incurred                   Asset on
    Identity of        Description        Selling                       With        Cost of    Transaction   Net Gain
  Party Involved         of Asset          Price     Transaction(s)  Transaction     Asset         Date      or (Loss)
--------------------   ------------     -----------  --------------  -----------  -----------  -----------  -----------
Series of Transactions:

Fidelity Investments   Managed          $         -             -    $         -  $ 3,318,419  $ 3,318,419  $         -
                       Income             5,011,392            54              -    5,011,392    5,011,392            -
                       Portfolio
                       II

Fidelity Mgmt.         Bankers Trust              -             -              -   11,419,427   11,419,427            -
  Trust Co.            Co. STIF          10,901,657            28              -   10,901,657   10,901,657            -


(1) Computed based on the net asset value of the Plan at December 31, 1996 of $147,280,607.



                       Prepared from data certified by FMTC.


                                  10


                             POWER OF ATTORNEY
                             -----------------


          We, the undersigned directors of Fisher-Price, Inc., the Plan Administrator for the Fisher-Price, Inc. Matching Savings Plan, do hereby severally constitute and appoint Jill E. Barad, Ned Mansour, Robert Normile, Leland P. Smith, and John L. Vogelstein, and each of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said Plan to comply with the Securities Exchange
Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 11-K, including specifically, but without limitation, power and authority to sign for us or any of us, in our names in the capacities indicated below, any and all amendments hereto; and we do each hereby ratify and confirm all that said attorneys and agents or any one of them, shall do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                           Fisher-Price, Inc. Matching Savings Plan
                           ----------------------------------------
                                        (Name of Plan)


                           Fisher-Price, Inc., Plan Administrator


                           /s/ Ned Mansour
                           ---------------------
                           Ned Mansour, Director


                           /s/ Gary Baughman
Date: September 30, 1997   ------------------------
      ------------------   Gary Baughman, President

